

04004610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8- 48995

AH 3/8/2004 **

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ AND ENDING _DECEMBER 31, 2003_
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Applicant Name: Kevin Christopher Logan

NAME OF BROKER-DEALER: DBA THE LOGAN GROUP SECURITIES

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3400 BRADSHAW ROAD, SUITE A-4B
                              (No. and Street)

_SACRAMENTO_____CA_____95827_
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_KEVIN LOGAN_____(916) 368-2434_
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_MISTRETTA ASSOCIATES_____
                          (Name – if individual, state last, first, middle name)

_816 21ST STREET_____SACRAMENTO_____CA_____95814_
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 12 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___KEVIN LOGAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___THE LOGAN GROUP SECURITIES_____ , as

of ___DECEMBER_____31_____, 20_03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

___PROPRIETOR_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

3/91

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER.

SEC FILE NO.
___8-48995___ PERGC [14]
FIRM ID. NO.

THE LOGAN GROUP SECURITIES [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

___40259___ [15]
FOR PERIOD BEGINNING (MM/DD/YY)

3400 BRADSHAW ROAD, SUITE A-4B [20]
(No. and Street)

JANUARY 1, 2003 [24]
AND ENDING (MM/DD/YY)

[21] [22] [23]

(City) (State) (Zip Code)

DECEMBER 31, 2003 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code:—Telephone No.

KEVIN LOGAN [30]

(916) 368-2434 [31]
OFFICIAL USE

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___24th___ day of ___FEBRUARY___ 20 ___2004___

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES

| 70 |

ADDRESS	Number and Street	City	State	Zip Code
	816 21ST STREET	SACRAMENTO	CA	95814
	71	72	73	74

Check One

(X)   Certified Public Accountant | 75 |

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or | 77 |
any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5	3			

1/76

| BROKER OR DEALER | THE LOGAN GROUP SECURITIES | N 3 | | | | 10C |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __DECEMBER 31, 2003__ [99]

SEC FILE NO. __8-48995__ [98]

Consolidated [ ] [19!]

Unconsolidated [ ] [19!]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,916	[200]			$ 11,916	[75C]
2. Receivables from brokers or dealers:						
A. Clearance account		[295]				
B. Other	12,028	[300]	S	[550]	12,028	[81C]
3. Receivables from non-customers		[355]		[600]		[83C]
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		[418]				
B. Debt securities		[419]				
C. Options		[420]				
D. Other securities	560	[424]				
E. Spot commodities		[430]			560	[85C]
5. Securities and/or other investments not readily marketable:						
A. At cost $	[130]					
B. At estimated fair value		[440]		[610]		[86]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[88]
A. Exempted securities $	[150]					
B. Other securities $	[160]					
7. Secured demand notes:		[470]		[640]		[89]
market value of collateral:						
A. Exempted securities $	[170]					
B. Other securities $	[180]					
8. Memberships in exchanges:						
A. Owned, at market $	[190]					
B. Owned, at cost				[650]		
C. Contributed for use of the company, at market value				[660]		[9]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]		[9]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]		[680]		[ ]
11. Other assets pre-paid expense-CRD acct.		[535]	152	[735]	152	[ ]
12. TOTAL ASSETS	$ 24,504	[540]	S 152	[740]	$24,656	[ ]

OMIT PE↑

BROKER OR DEALER   THE LOGAN GROUP SECURITIES   as of DECEMBER 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

21. Sole proprietorship	$ 24,656	[1770]
22. Partnership (limited partners $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 24,656	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 24,656	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	THE LOGAN GROUP SECURITIES

For the period (MMDDYY) from `01/01/03` |3932| to `12/31/03` |3933|

Number of months included in this statement ____ |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ...... $ |3935|
   b. Commissions on listed option transactions ...... |3938|
   c. All other securities commissions .mutual..funds..and..variable..annuities....... 158,147 |3939|
   d. Total securities commissions ...... 158,147 |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ...... |3945|
   b. From all other trading ...... |3949|
   c. Total gain (loss) ...... |3950|
3. Gains or losses on firm securities investment accounts ...... |3952|
4. Profit (loss) from underwriting and selling groups ...... |3955|
5. Revenue from sale of investment company shares ...... |3970|
6. Commodities revenue ...... |3990|
7. Fees for account supervision, investment advisory and administrative services ...... |3975|
8. Other revenue ...... 433 |3995|
9. Total revenue ...... $ 158,580 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ...... $ |4120|
11. Other employee compensation and benefits ...... |4115|
12. Commissions paid to other broker-dealers ...... |4140|
13. Interest expense ...... |4075|
    a. Includes interest on accounts subject to subordination agreements ...... |4070|
14. Regulatory fees and expenses ...... 1,265 |4195|
15. Other expenses ...... 16,749 |4100|
16. Total expenses ...... $ 18,014 |4200|

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)...... $ 140,566 |4210|
18. Provision for Federal income taxes (for parent only) ...... |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ...... |4222|
    a. After Federal income taxes of ...... |4238|
20. Extraordinary gains (losses) ...... |4224|
    a. After Federal income taxes of ...... |4239|
21. Cumulative effect of changes in accounting principles ...... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items ...... $ 140,566 |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items...... $ |4211|

3/78

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   THE LOGAN GROUP SECURITIES   as of DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 24,656	3480
2. Deduct ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		24,656	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities		$ 24,656	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	3540		
B. Secured demand note deficiency	3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges	3600		
D. Other deductions and/or charges 152	3610	(152)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions		$ 24,504	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments $	3660		
B. Subordinated securities borrowings	3670		
C. Trading and investment securities:			
1. Exempted securities	3735		
2. Debt securities	3733		
3. Options	3730		
4. Other securities .MM. and equity mutual funds... 210	3734		
D. Undue Concentration	3650		
E. Other (List)	3736	(210)	3740
10. Net Capital		$ 24,294	3750

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE
QUARTER ENDING DECEMBER 31, 2002 $22,745

ADJUSTMENTS: ADDITIONAL COMMISSIONS RECEIVABLE   1,549

NET CAPITAL PER DECEMBER 31, 2003
AUDITED FINANCIAL STATEMENTS $24,294

BROKER OR DEALER	THE LOGAN GROUP SECURITIES	as of DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 0 ___ [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 19,294 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 24,294 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition................................... $ NONE [3790]
17. Add:
    A. Drafts for immediate credit.. $ ___ [3800]
    B. Market value of securities borrowed for which no equivalent
       value is paid or credited .... $ ___ [3810]
    C. Other unrecorded amounts (List).................................... $ ___ [3820] $ ___ [3830]
19. Total aggregate indebtedness .... $ NONE [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10).................... % 0 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)........... % N/A [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits .... $ ___ [3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... $ ___ [3880]
24. Net capital requirement (greater of line 22 or 23) .... $ ___ [3760]
25. Excess net capital (line 10 less 24) .... $ ___ [3910]
26. Net capital in excess of:
    5% of combined aggregate debit items or $120,000 .... $ ___ [3920]

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to item 1740) and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period... $ 23,796		4240
A. Net income (loss)... 140,566		4250
B. Additions (Includes non-conforming capital of proprietor's contributions $ 6,000	4262	4260
C. Deductions (Includes non-conforming capital of proprietor $ 145,706 withdrawals	4272	4270
2. Balance, end of period (From item 1800) .... $ 24,656		4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ NONE		4300
A. Increases .... NONE		4310
B. Decreases.. NONE		4320
4. Balance, end of period (From item 3520).. $ NONE		4330

OMIT PENNIES

2/78

BROKER OR DEALER	THE LOGAN GROUP SECURITIES	as of DECEMBER 31, 2003

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... X | 4550 |

5,000

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm _____ | 4335 | .... | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

     1.   Equity Capital
     2.   Subordinated Liabilities
     3.   Accruals
     4.   15c3-1(c)(2)(iv) Liabilities

3/78

THE LOGAN GROUP SECURITIES

(A PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2003

M MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

Kevin Logan, Proprietor
The Logan Group Securities
Sacramento, California

I have audited the accompanying balance sheet of The Logan Group Securities (a proprietorship), as of December 31, 2003 and the related statements of income and proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Logan Group Securities as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which precede the aforementioned financial statements and this report; and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 20, 2003

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
BALANCE SHEET
December 31, 2003

ASSETS

Current Assets	
Cash	$ 11,916
Commissions receivable	12,028
Prepaid expenses	152
Investments	560
Total Current Assets	$ 24,656

PROPRIETOR'S EQUITY	$ 24,656

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
Year ended December 31, 2003

Commission Income	$ 158,147
Expenses	
Commissions	8,773
Licenses, regulatory fees and dues	1,265
Accounting and auditing fees	4,168
Office expense	130
Insurance and bond premiums	3,612
Bank charges	66
Total Expenses	18,014
Net Income From Operations	140,133
Other Income	
Interest and dividend income	209
Miscellaneous refunds	224
Total Other Income	433
Net Income	140,566
Proprietor's Equity, December 31, 2002	23,796
Proprietor's contributions	6,000
Proprietor's withdrawals	(145,706)
Proprietor's Equity, December 31, 2003	$ 24,656

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income	$ 140,566
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Changes in assets and liabilities:	
Increase in commissions receivable	(2,143)
Decrease in commissions payable	(64)
Total Adjustments	(2,207)
Net Cash Provided By Operating Activities	138,359
Cash Flows From Investing Activities	
Increase in investments	(124)
Net Cash Provided By Investing Activities	(124)
Cash Flows From Financing Activities	
Proprietor's withdrawals	(145,706)
Proprietor's contributions	6,000
Net Cash Used By Financing Activities	(139,706)
Net Decrease in Cash and Cash Equivalents	(1,471)
Cash and Cash Equivalents, December 31, 2002	13,387
Cash and Cash Equivalents, December 31, 2003	$ 11,916

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado. Commissions are paid by the issuing companies to The Logan Group Securities, which in turn pays commissions to its security representatives.

Operations
The Company's operations are conducted from the same offices as another proprietorship owned by the same proprietor. The related proprietorship incurs the burden of substantially all common general and administrative expenses thereby reducing the expenses of The Logan Group Securities.

Proprietor's Salary

No provision has been made for a salary for the sole proprietor.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the sole proprietor.

Note 2: Investments

Balance is comprised of investment in equity securities mutual funds, at market value.

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2003, the Company had net capital of $24,294.

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
December 31, 2003

THE LOGAN GROUP SECURITIES does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES

Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Kevin Logan, Proprietor
The Logan Group Securities
Sacramento, California

I have examined the financial statements of The Logan Group Securities for the year ended December 31, 2003 and have issued my report thereon dated February 20, 2004. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that substantially all accounting functions are performed by or supervised by one individual, respectively. This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, the proprietor has full access to all accounting records and is extremely familiar with the transactions and business activities of the Company.

Mistata Associates

February 20, 2004